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        A DETAILED DESCRIPTION OF THE TRANSACTIONS DESCRIBED IN THIS LETTER OF TRANSMITTAL IS CONTAINED IN THE MANAGEMENT PROXY CIRCULAR OF ALLSTREAM INC. DATED APRIL 8, 2004 (THE "CIRCULAR") MAILED TO ALLSTREAM SHAREHOLDERS IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF ALLSTREAM SHAREHOLDERS SCHEDULED TO BE HELD ON MAY 12, 2004. YOU MAY OBTAIN A COPY OF THE CIRCULAR FROM THE CANADIAN SECURITIES REGULATORY AUTHORITIES AT WWW.SEDAR.COM. YOU MAY ALSO REQUEST A PAPER COPY FREE OF CHARGE BY CONTACTING CIBC MELLON TRUST COMPANY (THE "DEPOSITARY") AT THE ADDRESS OR TELEPHONE NUMBERS SET OUT IN THIS LETTER OF TRANSMITTAL.

LETTER OF TRANSMITTAL
To accompany certificates for
ALLSTREAM INC.

        Please carefully read the Circular and review the Instructions set out below before completing this Letter of Transmittal. The Depositary, your investment advisor, stockbroker, bank manager, lawyer or other professional advisor can assist you in completing this Letter of Transmittal.

        The Circular contains important details with respect to the Arrangement, described below. Allstream Shareholders are encouraged to carefully review the Circular in its entirety.

        This Letter of Transmittal is for use by holders of Class A common shares ("Allstream Class A Shares") and Class B limited voting shares ("Allstream Class B Limited Voting Shares" and, together with the Allstream Class A Shares, the "Allstream Shares") of Allstream Inc. ("Allstream") in connection with the proposed arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act with Manitoba Telecom Services Inc. ("MTS") whereby MTS proposes to acquire all of the issued and outstanding Allstream Shares in exchange for cash and shares in the capital of MTS, to be approved at the annual and special meeting of Allstream Shareholders (the "Meeting") to be held at 11 a.m. (Toronto time) on May 12, 2004 at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario.

        Unless defined in this Letter of Transmittal, capitalized terms have the meaning ascribed thereto in the Circular. Shareholders should refer to the Circular for particulars of the Arrangement.

        A completed Letter of Transmittal, accompanied by the share certificate(s) representing your Allstream Shares should be either personally delivered to CIBC Mellon Trust Company at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9 or forwarded by registered mail to: CIBC Mellon Trust Company, P.O. Box 1036, Adelaide Street Postal Station, Toronto, Ontario M5C 2K4 by 5:00 p.m. on the Deposit Date, which is expected to be May 14, 2004. In the event that the Deposit Date is extended as described in the Circular, Allstream will provide at least five days notice of the new Deposit Date to Allstream Shareholders by means of publication, at least once, in The Globe and Mail, national edition, or any other English language daily newspaper of general circulation in Canada.

        If you fail to deliver a duly completed Letter of Transmittal by the Deposit Deadline (or if you have not declared in Part C of this Letter of Transmittal that you are a Resident of Canada), you will not be entitled to receive common shares of MTS ("MTS Common Shares") on the consummation of the Arrangement. If you hold your Allstream Shares through a nominee such as a broker or dealer, please complete the documentation, and follow the instructions, provided by your nominee or contact your nominee for assistance.

        No certificates representing fractional MTS Common Shares or Class B convertible non-voting shares of MTS ("MTS Class B Non-Voting Shares" and together with the MTS Common Shares, "MTS Shares") will be delivered to any Allstream Shareholder otherwise entitled thereto as a result of the Arrangement. Instead, Allstream Shareholders otherwise entitled to a fractional interest in an MTS Share will receive a cash payment equal to such fractional interest multiplied by the then current market price of an MTS Share as determined by MTS in its discretion, acting reasonably.

TO:	CIBC MELLON TRUST COMPANY
AND TO:	ALLSTREAM INC.
AND TO:	MANITOBA TELECOM SERVICES INC.

        The undersigned hereby delivers to you the following share certificate(s) representing Allstream Shares and hereby represents and warrants that the undersigned is the owner of the Allstream Shares so delivered, has good title to the Allstream Shares so delivered free and clear of all liens, charges and encumbrances, and has full power and authority to deposit, sell, assign and transfer herewith such Allstream Shares.

Certificate Number	Number and Class of Allstream Shares shown on face of certificate	Name in which registered

        Attach additional list if the space above is insufficient

        Subject to the Arrangement becoming effective, the above-listed certificates are hereby surrendered in exchange for:

  (a)
  in the case of Qualifying Allstream Shareholders:

  (i)
  $23.00 cash per Allstream Share; and

  (ii)
  certificates representing such number of MTS Common Shares equal to the product of the total number of Allstream Shares held by such Qualifying Allstream Shareholder multiplied by 1.0909;

    OR

  (b)
  in the case of Non-Qualifying Allstream Shareholders, (other than (i) Allstream Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Allstream Shares held by such Dissenting Shareholder, and (ii) Allstream Shares held by MTS or any Subsidiary of MTS):

  (i)
  $23.00 cash per Allstream Share; and

  (ii)
  certificates representing such number of MTS Class B Non-Voting Shares equal to the product of the total number of Allstream Shares held by such Non-Qualifying Allstream Shareholder multiplied by 1.0909.

PLEASE SEE PART C OF THIS LETTER OF TRANSMITTAL IF YOU ARE A RESIDENT
OF CANADA (AS DEFINED IN THE CIRCULAR). PLEASE SEE INSTRUCTION 1 BELOW.

        The undersigned hereby authorizes and directs the Depositary to issue a certificate for the MTS Common Shares or the MTS Class B Non-Voting Shares to which the undersigned is entitled as indicated below and to mail same to the address indicated below or, if no instructions are given, in the name and to the address, if any, of the undersigned as appears on the share register of Allstream maintained by the Transfer Agent.

        The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Allstream Shares being transmitted. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the transmitted Allstream Shares. All authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligations of the undersigned hereunder shall be binding upon the heirs, legal representatives, successors and assigns of the undersigned.

        By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de la présente lettre d'envoi par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l'arrangement, qui est accepté au moyen de la présente lettre d'envoi, de même que tous documents qui s'y rapportent, soient rédigés exclusivement en anglais.

PART A. DELIVERY
Mail to or make available for pick-up certificate(s) representing applicable MTS Shares and cheque(s) as follows:
Name:
Address:
City:
Province (State):
Postal (Zip) Code:
Phone:
Social Insurance Number:
U.S. Residents/Citizens must provide their Taxpayer Identification Number:
Make available for pick-up at the office of CIBC Mellon Trust Company, against a counter receipt:
☐ YES ☐ NO

PART B.
IMPORTANT: This box must be completed fully if the name in which any applicable MTS Shares is to be issued differs from the name of the registered holder appearing on the existing certificate(s).
Date:
Signature:
Name:
Address:
City:
Province (State):
Postal (Zip) code:
Signature Guaranteed by:

PART C. CANADIAN RESIDENCY DECLARATION

A holder of Allstream Shares that is a Resident of Canada that wishes to receive certificate(s) representing MTS Common Shares must duly complete and deposit this Letter of Transmittal in accordance with the procedures set forth in the Circular and in this Letter of Transmittal and declare that such shareholder is a "Resident of Canada" in this Part C.
☐ Please check this box to declare that you are a Resident of Canada as defined in the Circular.
The definition of "Resident of Canada" for purposes of this declaration is set out in the Circular and in Instruction 1 below.

PART D: TO BE COMPLETED BY ELIGIBLE HOLDERS WHO DESIRE A CANADIAN TAX DEFERRAL.

        An Allstream Shareholder that is an Eligible Holder (as defined below) may make a joint election with MTS pursuant to subsection 85(1) of the Income Tax Act (Canada) (the "ITA") (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the ITA) and corresponding provisions of applicable provincial tax laws and thereby obtain a full or partial tax deferral of capital gains otherwise arising on the exchange of such Allstream Shares under the Arrangement. An Eligible Holder interested in making an election should so indicate on this Letter of Transmittal in the space provided below and a Canadian federal tax election package (the "Tax Election Package") will be sent to the Eligible Holder.

        By checking the box below, the undersigned: (i) represents that the undersigned is an Eligible Holder (as defined below); (ii) requests that a Tax Election Package, in duplicate, be forwarded to the undersigned at the address specified herein; (iii) acknowledges that a separate joint election is required in Quebec and may be required in certain other provinces, that any such provincial election is not included in the Tax Election Package, and that if the undersigned wishes to make a provincial election, it is the undersigned's responsibility to obtain the appropriate provincial tax election forms; (iv) acknowledges that it is the undersigned's responsibility to duly complete all tax election forms and any required schedules and to send such documents to the Depositary on or before the date that is 90 days after the Effective Date; (v) acknowledges that neither Allstream nor MTS or the Depositary is responsible for the proper completion or filing of any tax election and that the undersigned will be solely responsible for the payment of any late filing penalty; (vi) acknowledges that MTS agrees only to execute any properly completed tax election form submitted in duplicate to the Depositary within the aforesaid 90 day period and cause the Depositary to return the form to the undersigned at the address indicated in the federal tax election form by ordinary mail within 30 days after receipt thereof by the Depository; and (vii) acknowledges that with the exception of the execution of the tax election forms by MTS, compliance with the requirements for a valid tax election and the timely filing thereof with the Canada Revenue Agency (or applicable provincial tax authority) will be the sole responsibility of the undersigned and that none of Allstream, MTS or the Depositary is responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete or file any tax election in the form and manner prescribed under the ITA (or the corresponding provisions of any applicable provincial legislation). See "Certain Tax Considerations to Allstream Shareholders — Certain Canadian Federal Income Tax Considerations" in the Circular.

        "Eligible Holder" means an Allstream Shareholder who is (i) resident of Canada for the purposes of the ITA or (ii) a partnership all the members of which are resident in Canada for the purposes of the ITA.

        ☐ Please check if you would like a Tax Election Package sent to you.

If you are requesting a tax election package, please respond to the statements below by checking the appropriate box:

	Yes	No
The undersigned is a partnership	☐	☐
The undersigned intends to file an election in Quebec	☐	☐

PART E: IMPORTANT — THIS LETTER OF TRANSMITTAL MUST BE DATED AND SIGNED

Dated:	Signature of Shareholder:
Signature of Authorized Representative (if applicable):

INSTRUCTIONS

1.
For the purpose of completing Part C of this Letter of Transmittal, "Resident of Canada" is defined in the Circular and means a Person that is not a Non-Resident of Canada. "Non-Resident of Canada" means: (a) an individual, other than a Canadian citizen, who is not ordinarily resident in Canada; (b) a body corporate incorporated, formed or otherwise organized elsewhere than in Canada; (c) a foreign government or its agent; (d) a body corporate that is controlled directly or indirectly by a Non-Resident of Canada described in clause (a), (b) or (c); (e) a trust in which Non-Residents of Canada described in any of clauses (a) to (d) have more than fifty percent of the beneficial interest; (f) a body corporate of which the majority of (i) the directors, or (ii) persons acting in a capacity similar to that of a corporate director, are Non-Residents of Canada described in clause (a); or (g) a body corporate that is controlled directly or indirectly by a trust described in clause (e). If you hold your Allstream Shares through a nominee such as a broker or dealer, please contact your nominee for assistance.

2.
Each holder of Allstream Shares must deliver the Letter of Transmittal duly completed and signed, together with his or her certificate(s) to the Depositary at the office of the Depositary set out below. The method of delivery of the Allstream Share certificate(s) is at the option and risk of the holder of Allstream Shares. It is recommended that such documents be delivered by hand to the Depositary and a receipt obtained. If mail is used, registered mail, properly insured with acknowledgement of receipt requested, is suggested. Delivery will be effected only when documents are actually received by the Depositary at the office set out below.

3.
Each holder of Allstream Shares must fill in the delivery instructions in Part A and sign and date this Letter of Transmittal. If Part A is not completed, the certificate(s) representing MTS Shares will be mailed to the shareholder's address recorded on the books of the Transfer Agent.

4.
A registered holder of Allstream Shares who wishes to have the certificate(s) representing MTS Shares registered in the name of a person other than the registered holder must fill in Part B as well as Part A of the Letter of Transmittal and must endorse the Allstream Share certificate(s) delivered with the Letter of Transmittal. The signature of the registered holder must correspond in every respect with the name appearing on the face of the certificate(s). Such signature must be guaranteed by a Canadian Schedule I chartered bank, a major Canadian trust company, or a member of a recognized Medallion Guarantee program.

5.
Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney. Share certificate(s) not so registered must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered shareholder. Such signature must be guaranteed by a Canadian Schedule I chartered bank, a major Canadian trust company, or a member of a recognized Medallion Guarantee program.

6.
Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by any agent, executor, administrator, trustee, curator, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by evidence of authority to act satisfactory to the Depositary.

7.
Additional copies of the Letter of Transmittal may be obtained from the Depositary at the office of the Depositary specified below.

8.
If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary, at the address set out below, together with correspondence stating that the original certificate has been lost. The Depositary will forward appropriate documentation, which must be properly completed and returned prior to effecting the exchange. Any questions should be directed to CIBC Mellon Trust Company at 1.800.387.0825 or 416.643.5500 or by e-mail to inquiries@cibcmellon.com.

9.
MTS reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

By Mail	P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Attn: Special Projects	By Hand or Courier	CIBC Mellon Trust Company 199 Bay Street, Commerce Court West Security Level, Toronto, ON M5L 1G9 Attn: Special Projects

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LETTER OF TRANSMITTAL To accompany certificates for ALLSTREAM INC.
INSTRUCTIONS